UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Biofrontera AG
(Name of Issuer)

Ordinary Shares, nominal value €1.00 per share (including Ordinary Shares represented by American Depository Shares (ADSs) at a ratio of two Ordinary Shares per ADS)
(Title of Class of Securities)

09075G105 **
(CUSIP Number)

Rolf Birkert Member of the Board Ziegelhaeuser Landstrasse 1 69120 Heidelberg Germany +49 6221 649 24 – 35
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** The Ordinary Shares have no CUSIP number. The CUSIP number for the ADSs, each representing two Ordinary Shares, is 09075G105.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 09075G105	13D	Page 2 of 13

1	NAMES OF REPORTING PERSONS ABC Beteiligungen Aktiengesellschaft
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,079,467 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.9% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Of the 7,079,467 shares reported in this Schedule 13D as the aggregate amount beneficially owned by each Reporting Person, 1,000 shares are held by ABC Beteiligungen Aktiengesellschaft (“ABC”), 4,125,639 shares and 26,097 ADSs (each representing two shares) are held by Deutsche Balaton Aktiengesellschaft (“DB”), and 2,900,634 shares are held by Delphi Unternehmensberatung Aktiengesellschaft (“DU”). DB owns a majority interest in ABC. VV Beteiligungen Aktiengesellschaft (“VVB”) owns a majority interest in DB. DU owns a majority interest in VVB. Wilhelm Konrad Thomas Zours, an individual, owns a majority interest in DU and is the sole member of the board of management of VVB and DU. Each of DB, VVB, DU, and Wilhelm Konrad Thomas Zours may be deemed to have beneficial ownership with respect to the shares held by ABC and disclaims beneficial ownership of such shares, except to the extent of their respective pecuniary interest therein. Each of VVB, DU, and Wilhelm Konrad Thomas Zours may be deemed to have beneficial ownership with respect to all shares held by DB and disclaim beneficial ownership of such shares, except to the extent of their respective pecuniary interests therein. Wilhelm Konrad Thomas Zours may be deemed to have beneficial ownership with respect to all shares held by DU and disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(2)	Based upon 44,506,980 shares outstanding as of May 30, 2018.

CUSIP 09075G105	13D	Page 3 of 13

1	NAMES OF REPORTING PERSONS Deutsche Balaton Aktiengesellschaft
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,178,833
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,178,833
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,079,467 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.9% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Of the 7,079,467 shares reported in this Schedule 13D as the aggregate amount beneficially owned by each Reporting Person, 1,000 shares are held by ABC, 4,125,639 shares and 26,097 ADSs (each representing two shares) are held by DB, and 2,900,634 shares are held by DU. DB owns a majority interest in ABC. VVB owns a majority interest in DB. DU owns a majority interest in VVB. Wilhelm Konrad Thomas Zours, an individual, owns a majority interest in DU and is the sole member of the board of management of VVB and DU. Each of DB, VVB, DU, and Wilhelm Konrad Thomas Zours may be deemed to have beneficial ownership with respect to the shares held by ABC and disclaims beneficial ownership of such shares, except to the extent of their respective pecuniary interest therein. Each of VVB, DU and Wilhelm Konrad Thomas Zours may be deemed to have beneficial ownership with respect to all shares held by DB and disclaim beneficial ownership of such shares, except to the extent of their respective pecuniary interests therein. Wilhelm Konrad Thomas Zours may be deemed to have beneficial ownership with respect to all shares held by DU and disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(2)	Based upon 44,506,980 shares outstanding as of May 30, 2018.

CUSIP 09075G105	13D	Page 4 of 13

1	NAMES OF REPORTING PERSONS VV Beteiligungen Aktiengesellschaft
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,178,833
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,178,833
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,075,040 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.9% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Of the 7,079,467 shares reported in this Schedule 13D as the aggregate amount beneficially owned by each Reporting Person, 1,000 shares are held by ABC, 4,125,639 shares and 26,097 ADSs (each representing two shares) are held by DB, and 2,900,634 shares are held by DU. DB owns a majority interest in ABC. VVB owns a majority interest in DB. DU owns a majority interest in VVB. Wilhelm Konrad Thomas Zours, an individual, owns a majority interest in DU and is the sole member of the board of management of VVB and DU. Each of DB, VVB, DU, and Wilhelm Konrad Thomas Zours may be deemed to have beneficial ownership with respect to the shares held by ABC and disclaims beneficial ownership of such shares, except to the extent of their respective pecuniary interest therein. Each of VVB, DU and Wilhelm Konrad Thomas Zours may be deemed to have beneficial ownership with respect to all shares held by DB and disclaim beneficial ownership of such shares, except to the extent of their respective pecuniary interests therein. Wilhelm Konrad Thomas Zours may be deemed to have beneficial ownership with respect to all shares held by DU and disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(2)	Based upon 44,506,980 shares outstanding as of May 30, 2018.

CUSIP 09075G105	13D	Page 5 of 13

1	NAMES OF REPORTING PERSONS Delphi Unternehmensberatung Aktiengesellschaft
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,079,467
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,079,467
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,079,467 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.9% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Of the 7,079,467 shares reported in this Schedule 13D as the aggregate amount beneficially owned by each Reporting Person, 1,000 shares are held by ABC, 4,125,639 shares and 26,097 ADSs (each representing two shares) are held by DB, and 2,900,634 shares are held by DU. DB owns a majority interest in ABC. VVB owns a majority interest in DB. DU owns a majority interest in VVB. Wilhelm Konrad Thomas Zours, an individual, owns a majority interest in DU and is the sole member of the board of management of VVB and DU. Each of DB, VVB, DU, and Wilhelm Konrad Thomas Zours may be deemed to have beneficial ownership with respect to the shares held by ABC and disclaims beneficial ownership of such shares, except to the extent of their respective pecuniary interest therein. Each of VVB, DU and Wilhelm Konrad Thomas Zours may be deemed to have beneficial ownership with respect to all shares held by DB and disclaim beneficial ownership of such shares, except to the extent of their respective pecuniary interests therein. Wilhelm Konrad Thomas Zours may be deemed to have beneficial ownership with respect to all shares held by DU and disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(2)	Based upon 44,506,980 shares outstanding as of May 30, 2018.

CUSIP 09075G105	13D	Page 6 of 13

1	NAMES OF REPORTING PERSONS Wilhelm Konrad Thomas Zours
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,079,467
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,079,467
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,079,467 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.9% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Of the 7,079,467 shares reported in this Schedule 13D as the aggregate amount beneficially owned by each Reporting Person, 1,000 shares are held by ABC, 4,125,639 shares and 26,097 ADSs (each representing two shares) are held by DB, and 2,900,634 shares are held by DU. DB owns a majority interest in ABC. VVB owns a majority interest in DB. DU owns a majority interest in VVB. Wilhelm Konrad Thomas Zours, an individual, owns a majority interest in DU and is the sole member of the board of management of VVB and DU. Each of DB, VVB, DU, and Wilhelm Konrad Thomas Zours may be deemed to have beneficial ownership with respect to the shares held by ABC and disclaims beneficial ownership of such shares, except to the extent of their respective pecuniary interest therein. Each of VVB, DU and Wilhelm Konrad Thomas Zours may be deemed to have beneficial ownership with respect to all shares held by DB and disclaim beneficial ownership of such shares, except to the extent of their respective pecuniary interests therein. Wilhelm Konrad Thomas Zours may be deemed to have beneficial ownership with respect to all shares held by DU and disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(2)	Based upon 44,506,980 shares outstanding as of May 30, 2018.

CUSIP 09075G105	13D	Page 7 of 13

Item 1.  Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the ordinary shares, nominal value €1.00 per share (the “Ordinary Shares”), of Biofrontera AG (the “Issuer”). The principal executive offices of the Issuer are located at Hemmelrather Weg 201D-51377 Leverkusen Germany.

Item 2.  Identity and Background

(a)	This statement is being filed by ABC Beteiligungen Aktiengesellschaft (“ABC”), Deutsche Balaton Aktiengesellschaft (“DB”), VV Beteiligungen Aktiengesellschaft (“VVB”), Delphi Unternehmensberatung Aktiengesellschaft (“DU”), and Wilhelm Konrad Thomas Zours, which are collectively referred to as the “Reporting Persons.”

(b)	The address of the principal business office of each of the Reporting Persons is Ziegelhäuser Landstraße 1 Heidelberg, Germany, 69120.

(c)	The principal business of each of ABC, DB, and VVB is to hold and dispose of equity and equity-related investments. The principal business of DU is to provide consulting services and to hold and dispose of equity and equity-related investments. DB owns a majority interest in ABC; VVB owns a majority interest in DB; and DU owns a majority interest in VVB. Wilhelm Konrad Thomas Zours, an individual, owns a majority interest in DU and is the sole member of the board of management of VVB and DU.

(d) – (e) During the past five years, none of the Reporting Persons has been, and to their respective knowledge, none of the Scheduled Persons (as defined below) has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) ABC, DB, VVB, and DU are each organized under the laws of Germany. Mr. Zours is a citizen of Germany.

The name, present business address, present principal occupation, and place of citizenship of the member(s) of the Board of Management of each Reporting Person is set forth on Schedule 1 (collectively, the “Scheduled Persons,” and each a “Scheduled Person”), and are incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration

The source of funds for the purchases of the Shares reported on herein was cash on hand and the general working capital of the respective purchasers, which may, at any given time, include margin loans made by brokerage firms or banks in the ordinary course of business.

As of May 31, 2018, ABC had invested $3,630.13 (including brokerage commissions) in the Ordinary Shares of the Issuer, DB had invested $14,010,275.27 (including brokerage commissions) in the Ordinary Shares of the Issuer and $354,276.16 in the ADSs of the Issuer, and DU had invested $15,598,254.48 (excluding brokerage commissions) in the Ordinary Shares of the Issuer.

Item 4.  Purpose of Transaction

The Reporting Persons intend to acquire further voting rights, if possible at reasonable prices.

Mr. Zours and DU wish to change the composition of the Management Board and Supervisory Board of the Issuer. Mr. Zours and DU are seeking to dismiss Thomas Schaffer, currently Chief Financial Officer of the Issuer, as a member of the Management Board. In addition, Mr. Zours and DU are also in favor of changing the positions among the remaining members of the Management Board to the effect that the current Chairman of the Management Board, Prof. Dr. Hermann Lübbert, will be appointed as a member of the Management Board with responsibility for research, development and approvals and will no longer be the Chairman of the Management Board. It is intended that the Supervisory Board appoints a new Chairman of the Management Board. Furthermore, it is the intention of Mr. Zours and DU to appoint a new Chairman of the Supervisory Board and to amend the composition of the Supervisory Board as follows: (a) resignation of Dr. Granzer from the chairmanship of the Supervisory Board, (b) resignation of Mr. Baumann from the Supervisory Board, (c) resignation of Mr. Borer from the Supervisory Board, and (d) replacement of Mr. Reeth by a shareholder from the free float.

CUSIP 09075G105	13D	Page 8 of 13

Item 5.  Interest in Securities of the Issuer

(a) Of the 7,079,467 shares reported in this Schedule 13D as the aggregate amount beneficially owned by each Reporting Person (representing 15.9% of the Issuer’s Ordinary Shares), 1,000 shares are held by ABC (representing 0.0% of the Issuer’s Ordinary Shares), 4,125,639 shares and 26,097 ADSs (each representing two shares) are held by DB (collectively representing 9.4% of the Issuer’s Ordinary Shares), and 2,900,634 shares are held by DU (representing 6.5% of the Issuer’s Ordinary Shares). DB owns a majority interest in ABC. VVB owns a majority interest in DB. DU owns a majority interest in VVB. Wilhelm Konrad Thomas Zours, an individual, owns a majority interest in DU and is the sole member of the board of management of VVB and DU. Each of DB, VVB, DU, and Wilhelm Konrad Thomas Zours may be deemed to have beneficial ownership with respect to the shares held by ABC and disclaims beneficial ownership of such shares, except to the extent of their respective pecuniary interest therein. Each of VVB, DU, and Wilhelm Konrad Thomas Zours may be deemed to have beneficial ownership with respect to all shares held by DB and disclaim beneficial ownership of such shares, except to the extent of their respective pecuniary interests therein. Wilhelm Konrad Thomas Zours may be deemed to have beneficial ownership with respect to all shares held by DU and disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

All percentages set forth in this Schedule 13D are based upon 44,506,980 Ordinary Shares outstanding as of May 30, 2018.

(b)	Number of shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote of:

ABC	1,000
DB	4,178,833 (1)
VVB	4,178,833 (2)
DU	7,079,467 (3)
Wilhelm Konrad Thomas Zours	7,079,467 (4)

(ii)	Shared power to vote or to direct the vote of:

ABC	0
DB	0
VVB	0
DU	0
Wilhelm Konrad Thomas Zours	0

(iii)	Sole power to dispose or to direct the disposition of:

ABC	1,000
DB	4,178,833 (1)
VVB	4,178,833 (2)
DU	7,079,467 (3)
Wilhelm Konrad Thomas Zours	7,079,467 (4)

CUSIP 09075G105	13D	Page 9 of 13

(iv)	Shared power to dispose or to direct the disposition of:

ABC	0
DB	0
VVB	0
DU	0
Wilhelm Konrad Thomas Zours	0

(1)	Includes 1,000 shares held by ABC. DB owns a majority interest in ABC.
(2)	Includes 1,000 shares held by ABC and 4,121,212 shares and 26,097 ADSs (each representing two shares) held by DB. VVB owns a majority interest in DB.
(3)	Includes 1,000 shares held by ABC and 4,121,212 shares and 26,097 ADSs (each representing two shares) held by DB. DU owns a majority interest in VVB.
(4)	Includes 1,000 shares held by ABC, 4,125,639 shares and 26,097 ADSs (each representing two shares) held by DB, and 2,900,634 shares held by DU. Wilhelm Konrad Thomas Zours, an individual, owns a majority interest in DU and is the sole member of the board of management of VVB and DU.

(c)      During the past 60 days, the Reporting Persons have conducted transactions in the shares as reflected on Schedule 2.

(d) – (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.

Item 7. Material to Be Filed as Exhibits

99.1	Joint Filing Agreement

CUSIP 09075G105	13D	Page 10 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 4, 2018

ABC BETEILIGUNGEN AKTIENGESELLSCHAFT

By:	/s/ Rolf Birkert
Rolf Birkert

DEUTSCHE BALATON AKTIENGESELLSCHAFT

By:	/s/ Rolf Birkert	/s/ Jens Jüttner
	Rolf Birkert	Jens Jüttner

VV BETEILIGUNGEN AKTIENGESELLSCHAFT

By:	/s/ Wilhelm Konrad Thomas Zours
Wilhelm Konrad Thomas Zours

DELPHI UNTERNEHMENSBERATUNG AKTIENGESELLSCHAFT

By:	/s/ Wilhelm Konrad Thomas Zours
Wilhelm Konrad Thomas Zours

/s/ Wilhelm Konrad Thomas Zours
Wilhelm Konrad Thomas Zours

CUSIP 09075G105	13D	Page 11 of 13

Schedule 1

Members of Management of the Reporting Persons

The sole member of the Board of Management of ABC is Rolf Birkert. The members of the Board of Management of DB are Rolf Birkert and Jens Jüttner. The sole member of the Board of Management of each of VVB and DU is Wilhelm Konrad Thomas Zours.

The following table sets forth the name, present occupation or employment and citizenship of each such person.

Name	Present Business Address	Present Occupation	Citizenship
Rolf Birkert	Ziegelhaeuser Landstrasse 1, 69120 Heidelberg, Germany	Member of the Board Deutsche Balaton Aktiengesellschaft	Germany
Jens Jüttner	Ziegelhaeuser Landstrasse 1, 69120 Heidelberg, Germany	Member of the Board Deutsche Balaton Aktiengesellschaft	Germany
Wilhelm Konrad Thomas Zours	Ziegelhaeuser Landstrasse 1, 69120 Heidelberg, Germany	Sole Member of the Board Delphi Unternehmensberatung Aktiengesellschaft	Germany

CUSIP 09075G105	13D	Page 12 of 13

Schedule 2

Person	Instrument	Transaction Date	Quantity Purchased	Price per Instrument	Place of Transaction
DU	Biofrontera ordinary shares	April 6, 2018	899	5.7200 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	April 6, 2018	2,500	5.7400 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	April 9, 2018	3,200	5.7100 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	April 9, 2018	5,000	5.7300 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	April 9, 2018	5,000	5.7300 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	April 9, 2018	4,000	5.7300 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	April 9, 2018	7,009	5.6700 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	April 9, 2018	6,000	5.7000 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	April 9, 2018	4,000	5.7000 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	April 9, 2018	9,101	5.7200 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	April 10, 2018	9,764	5.6200 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	April 10, 2018	5,000	5.6500 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	April 10, 2018	12,991	5.6700 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	April 11, 2018	236	5.5100 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	April 11, 2018	3,703	5.5100 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	April 11, 2018	4,000	5.5100 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	April 12, 2018	2,519	5.5500 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	April 16, 2018	8,000	5.7500 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	April 17, 2018	2,668	5.7100 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	April 25, 2018	4,000	5.6200 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	April 25, 2018	9,332	5.7100 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	April 26, 2018	4,643	5.5000 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	April 27, 2018	37	5.6500 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	April 27, 2018	3,150	5.6500 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	April 27, 2018	2,200	5.6900 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	April 30, 2018	50,000	5.4050 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	April 30, 2018	2,200	5.4400 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	April 30, 2018	3,200	5.4800 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	April 30, 2018	2,200	5.5100 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	April 30, 2018	4,000	5.5600 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	April 30, 2018	12,000	5.6300 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 2, 2018	12,000	5.2200 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 2, 2018	3,200	5.3400 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 3, 2018	5,000	5.6800 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 3, 2018	4,800	5.5122 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 7, 2018	2,722	5.9000 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 9, 2018	10,979	5.8509 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 9, 2018	2,200	5.8900 €	Xetra Frankfurt / Main

CUSIP 09075G105	13D	Page 13 of 13

Person	Instrument	Transaction Date	Quantity Purchased	Price per Instrument	Place of Transaction
DU	Biofrontera ordinary shares	May 9, 2018	2,500	5.8700 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 9, 2018	2,300	5.8900 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 10, 2018	2,687	5.7500 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 10, 2018	3,000	5.8500 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 11, 2018	12,000	5.7600 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 11, 2018	10,000	5.7400 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 11, 2018	2,000	5.7100 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 11, 2018	3,200	5.7300 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 14, 2018	152	5.7500 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 14, 2018	567	5.7400 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 14, 2018	1,949	5.7500 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 14, 2018	626	5.7500 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 14, 2018	992	5.7500 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 14, 2018	751	5.7500 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 14, 2018	1	5.7500 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 14, 2018	532	5.7500 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 14, 2018	2,672	5.7400 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 14, 2018	1,140	5.7500 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 14, 2018	3,818	5.6600 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 15, 2018	2,571	5.7800 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 15, 2018	2,699	5.7500 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 16, 2018	729	5.7800 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 16, 2018	7,853	5.7500 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 18, 2018	1,733	5.7200 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 18, 2018	1,004	5.7300 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 18, 2018	3,448	5.7500 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 18, 2018	7,413	5.7400 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 18, 2018	3,200	5.7568 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 18, 2018	85	5.6600 €	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	May 18, 2018	1,650	5.7400 €	Xetra Frankfurt / Main
ABC	Biofrontera ordinary shares	May 23, 2018	-17,000	5.6300 €	Xetra Frankfurt / Main
ABC	Biofrontera ordinary shares	May 24, 2018	-1,000	5.6000 €	Xetra Frankfurt / Main
ABC	Biofrontera ordinary shares	May 24, 2018	-1,000	5.5900 €	Xetra Frankfurt / Main
DB	Biofrontera ordinary shares	May 24, 2018	15,000	5.6300 €	Xetra Frankfurt / Main
DB	Biofrontera ordinary shares	May 31, 2018	4,427	5.7199 €	Xetra Frankfurt / Main